From: Richard Snyder [mailto:Dick_Snyder@asuresoftware.com]
Sent: Thursday, June 04, 2009 1:55 PM
To: David Sandberg
Cc: l.mazz@verizon.net; James S. Gladney
Subject: RE: meeting with Board nominees

David,

The Board appreciates your response and offer to host a meeting.

We feel that it is very important that a majority of the Board be present to hear your plan so that they can be fully informed as we make decisions regarding the Proxy process going forward. Unfortunately, with other commitments we cannot get enough members to Boston next week. We can, however, offer the following:

1. Meet in Boston per your request on Wednesday, June 17.

2. Meet in Dallas on Tuesday, June 9.

While it would be desirable to meet various members of your proposed slate of directors, the Board communicated their first priority as hearing the substance of your proposed business plan. We know that the logistics of any venue and meeting date for a sizable group is problematic.

Please let me know your preference.

Regards,
Dick
Richard Snyder
Chairman / CEO
Asure Software
512 437 2704